SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No.     )

Filed by the registrant [  ]
Filed by a party other than the registrant [X]

Check the appropriate box:
[X] Preliminary Proxy Statement      [ ] Confidential, for use of the Commission
                                         Only (as permitted by Rule 14a-6(e)(2))
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Material pursuant to Rule 14a-12

                              Cohoes Bancorp, Inc.
                              --------------------
                (Name of Registrant as Specified in Its Charter)

                            Ambanc Holding Co., Inc.
                            ------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):
  [X] No fee required
  [ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         (1) Title of each class of securities to which transaction applies:
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         (2) Aggregate number of securities to which transaction applies:
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         (3) Per unit price or other  underlying  value of transaction  computed pursuant to Exchange Act Rule 0-11. (set forth the amount on which the filing fee is calculated and state how it was determined):
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         (4) Proposed maximum aggregate value of transaction:
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         (5)  Total fee paid:
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  [ ] Fee paid previously with preliminary materials.

  [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid:
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         (2) Form, Schedule or Registration Statement no.:
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         (3) Filing Party:
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         (4) Date Filed:
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



                                  [AMBANC LOGO]



Dear Cohoes Stockholder:                                      AUGUST_______,2000

     ON JULY 27, 2000, AMBANC HOLDING CO., INC., ANNOUNCED ITS INTENTION TO COMMENCE A TENDER OFFER TO PURCHASE EACH OUTSTANDING SHARE OF COHOES BANCORP, INC. COMMON STOCK FOR CASH EQUAL TO $16.50. Our Cash Offer will be made by an Offer to Purchase and letter of transmittal which will be mailed separately to you. You should read the Offer to Purchase carefully because it contains important information concerning the terms and conditions of our offer.

     As you know, Cohoes has entered into a merger agreement with Hudson River Bancorp Inc. in which Hudson will be the surviving corporation in the merger. In the proposed merger with Hudson, each outstanding share of Cohoes common stock would be converted into 1.185 shares of Hudson common stock. The Cohoes Board of Directors is soliciting your vote to approve its proposed merger with Hudson. AS DISCUSSED IN THE ACCOMPANYING PROXY STATEMENT, WE BELIEVE OUR PROPOSED OFFER WILL PROVIDE YOU A [^] HIGHER PREMIUM AND GREATER VALUE THAN THE PROPOSED [^] MERGER WITH HUDSON. OUR OFFER PER SHARE IN CASH REPRESENTS A PREMIUM OF MORE THAN 17% OVER THE PROPOSED [^] MERGER OF COHOES [^] WITH HUDSON BASED UPON THE HUDSON CLOSING PRICE OF $11.875 ON JULY 26, 2000.


     In connection with the proposed [^] Hudson merger, Cohoes has scheduled a special meeting of stockholders to be held on August 17, 2000. If Cohoes stockholders reject the proposed Hudson [^] merger at such special meeting, we believe your board of directors should respect that vote and take all necessary action to allow our offer to proceed.


         WE URGE YOU TO VOTE AGAINST THE PROPOSED [^] MERGER WITH HUDSON
BECAUSE:


               o Our offer provides a [^] higher premium and more value for your Cohoes shares than the proposed [^] Hudson merger. Based on the average closing prices for Hudson common stock on July 26, 2000, the last trading day before Ambanc announced its Tender Offer, the all-cash value of our offer represents an average pre-tax premium of more than 17% over the implied value of the Hudson merger. Because the number of shares of Hudson common stock that you would receive in the Hudson merger is fixed, the implied value of the Hudson merger will change based on changes in the market prices of the Hudson stock, while the value of our cash offer will remain fixed at $16.50 per share of Cohoes stock. Because our offer is all cash, it will be fully taxable to you at applicable tax rates. The Hudson merger is a tax-free exchange of shares.


               o Our offer is valued higher. The total value of our offer is approximately [^] $131,000,000 (including the value of the shares of Cohoes we own). The total value offered to Cohoes shareholders under the proposed Hudson merger was approximately [^] $91,000,000 at the time that transaction was announced, based on the closing price of Hudson River on April 25, 2000, the last trading day before the merger was announced. BASED ON THE CLOSING PRICE OF HUDSON RIVER ON JULY 26, 2000, THE HUDSON MERGER OFFERS [^] APPROXIMATELY $14,200,000 LESS VALUE (EXCLUDING COHOES SHARES WE OWN) TO THE COHOES SHAREHOLDERS THAN AMBANC'S OFFER.

         o One of the conditions of our offer is that the [^] Hudson merger NOT be approved by the stockholders of Cohoes. As a result, for you to have an opportunity to have your Cohoes shares purchased by us for $16.50 in cash, the proposed Hudson merger MUST NOT be approved by the holders of a majority of the shares of Cohoes common stock.

         o Your vote AGAINST the proposed Hudson/Cohoes merger will send a strong message to the Cohoes Board of Directors that you want to preserve your opportunity to accept the superior value represented by our offer and that you reject a transaction which does not provide more value to shareholders.

         o The [^] Hudson merger provides tremendous monetary and stock benefits to the management and board of directors of Cohoes and Hudson. In the Cohoes-Hudson Proxy Statement/Prospectus dated July 3, 2000 and mailed to each stockholder of Cohoes, the benefits awarded to the Cohoes management and Board of Directors in the Proposed Hudson Merger encompasses five pages (pages 25 through 29).


         [^] FOR THESE REASONS WE URGE YOU TO VOTE AGAINST THE PROPOSED [^] HUDSON MERGER.

         WE URGE YOU NOT TO TENDER YOUR SHARES TO TRUSTCO

         As you are aware, on June 26, 2000, TrustCo Bank Corp NY ("TrustCo") announced its intention to commence a tender offer to purchase each outstanding share of Cohoes Bancorp, Inc. common stock for shares of TrustCo common stock equal in value to $16.00 per share of Cohoes common stock. They are also seeking, in connection with the consummation of their exchange offer, to enter into an agreement with Cohoes providing for a follow-up merger between Cohoes and TrustCo or a wholly owned subsidiary of TrustCo in which each remaining Cohoes common share would be exchanged for the same per share consideration paid to Cohoes stockholders in the exchange offer. AS DISCUSSED IN THE ACCOMPANYING PROXY STATEMENT, WE BELIEVE OUR CASH OFFER PROVIDES YOU A [^] HIGHER PREMIUM AND GREATER VALUE THAN THE TRUSTCO OFFER. OUR OFFER HAS A TOTAL VALUE OF [^] $131,000,000 (INCLUDING THE VALUE OF COHOES SHARES OWNED BY AMBANC) WHILE THE TRUSTCO OFFER IS VALUED AT APPROXIMATELY $ 127,000,000 --- [^] $4,000,000 LESS TO COHOES SHAREHOLDERS AT THE TIME THE TRUSTCO OFFER WAS ANNOUNCED.

         YOUR VOTE IS ESSENTIAL! IF YOU WANT THE OPPORTUNITY TO CONSIDER THE AMBANC OFFER, VOTE AGAINST THE PROPOSED HUDSON MERGER BY SIGNING, DATING AND RETURNING THE ACCOMPANYING BLUE PROXY CARD TODAY.

         Even if you previously have submitted a proxy card furnished by the Cohoes Board, or by TrustCo, it is not too late to change your vote by simply signing, dating and returning the enclosed BLUE proxy card today.

         WE URGE YOU TO PROTECT YOUR INTERESTS -- PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD TODAY.

         Thank you for your consideration and support.

         Sincerely,

         John Lisicki, President and Chief Executive Officer

IMPORTANT

         1. If your Cohoes shares are held in your own name, please sign, date and mail the enclosed BLUE proxy card to D.F. King & Co., Inc. in the postage-paid envelope provided.

         2. If your Cohoes shares are held in "street-name," only your broker or bank can vote your shares and only upon receipt of your specific instructions. If your shares are held in "street-name," deliver the enclosed BLUE proxy card to your broker or bank and contact the person responsible for your account to vote on your behalf and to ensure that a BLUE proxy card is submitted on your behalf. Ambanc urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Ambanc in care of D.F. King & Co., Inc. so that Ambanc will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         3. Only stockholders of record on June 22, 2000 are entitled to vote at the special meeting of Cohoes stockholders. Ambanc urges each stockholder to ensure that the record holder of his or her shares signs, dates and returns the enclosed BLUE proxy card as soon as possible.

         Do not sign or return any proxy card you may receive from Cohoes.

         If you have any questions or need assistance in voting your shares, please call:

                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005
                               1-800-[^] 487-4870


         THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED HUDSON MERGER AND IS NOT A REQUEST FOR THE TENDER OF COHOES COMMON STOCK. THE AMBANC CASH OFFER IS BEING MADE ONLY BY MEANS OF AN OFFER TO PURCHASE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON [^] AUGUST 9, 2000 AND RELATED LETTER OF TRANSMITTAL, WHICH WILL BE MAILED SEPARATELY TO COHOES STOCKHOLDERS.

             SPECIAL MEETING OF STOCKHOLDERS OF COHOES BANCORP, INC.
                          TO BE HELD ON AUGUST 17, 2000

                 PROXY STATEMENT OF AMBANC HOLDING COMPANY, INC.

          SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER
             OF COHOES BANCORP, INC. AND HUDSON RIVER BANCORP, INC.

         This Proxy Statement and the enclosed BLUE proxy card are furnished by Ambanc Holding Company, Inc., a Delaware corporation ("Ambanc"), in connection with its solicitation of proxies to be used at a special meeting (the "Special Meeting") of stockholders of Cohoes Bancorp, Inc., a Delaware corporation ("Cohoes"), to be held on August 17, 2000, at the Century House, 997 New Loudon Road, Latham, New York, 3:00 p.m. local time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, Ambanc is soliciting proxies from holders of shares of common stock of Cohoes ("Cohoes Common Stock") to vote AGAINST the proposed merger of Hudson River Bancorp, Inc., a Delaware corporation ("Hudson"), with Cohoes (such proposed merger, the "Proposed Hudson Merger"). Cohoes has set June 22, 2000 as the record date for determining those stockholders who will be entitled to vote at the Special Meeting. This Proxy Statement and the enclosed BLUE proxy are first being mailed to stockholders of Cohoes on or about August _____, 2000. The principal executive offices of Cohoes are located at 75 Remsen Road, Cohoes, New York 12047 (518) 233-6500.

THE AMBANC OFFER

         Ambanc intends to commence a Tender Offer (the "Ambanc Offer") to purchase each outstanding share of Cohoes Common Stock for $16.50 in cash, net to the seller. The terms and conditions of the Ambanc Offer are set forth in an Offer to Purchase and a related letter of transmittal filed by Ambanc with the Securities and Exchange Commission (the "Commission") on August [^] 9, 2000 and will be mailed separately to Cohoes stockholders. Cohoes stockholders are urged to read the Offer to Purchase carefully because it contains important information concerning the Ambanc Offer.


         Based on the closing price of the Hudson common stock on the Nasdaq on July 26, 2000 (the last trading day before the announcement of the Ambanc Offer), the Ambanc Offer with a cash value of $16.50 per Cohoes share represents more than a 17% pre-tax premium over the implied value of the Proposed Hudson Merger of $14.07 (based on the 1.185 to 1 exchange ratio in that transaction and the $11.875 closing price of Hudson common stock on July 26, 2000). Because the number of shares you would receive in the Proposed Hudson Merger is fixed, the implied value of the Proposed Hudson Merger will fluctuate based on changes in the market price of the Hudson Common Stock. However, the value of the Ambanc Offer will remain fixed at $16.50 in cash per share of Cohoes Common Stock. Because the Ambanc Offer is all cash, as opposed to a tax-free exchange of shares, the Ambanc Offer will be fully taxable to Cohoes shareholders at applicable tax rates.


         The purpose of the Ambanc Offer is to enable Ambanc to acquire control of, and ultimately the entire equity interest in, Cohoes. The Ambanc Offer is intended to facilitate the acquisition of all of the outstanding shares of Cohoes Common Stock. If the Ambanc Offer is consummated, Cohoes would be merged with and into Ambanc, with Ambanc being the surviving entity (the "Ambanc-Cohoes Merger").

REASONS FOR THE AMBANC OFFER

         Ambanc believes that the acquisition of Cohoes by Ambanc represents a compelling opportunity to enhance value for both Cohoes and Ambanc stockholders. Specifically, Ambanc believes that the acquisition of Cohoes will produce substantial benefits for Cohoes stockholders, including the following:

         o [^] HIGHER PREMIUM. Based on closing prices on July 26, 2000 (the last trading day before the announcement of the Ambanc Offer), the Ambanc Offer represents more than a 17% pre-tax premium over the implied value of the Proposed Hudson Merger. Because the Ambanc Offer is all cash, as opposed to a tax-free exchange of shares, the Ambanc Offer will be fully taxable to Cohoes shareholders at applicable tax rates.



         o CASH [^] VALUE. As Ambanc's offer is cash, the value that a stockholder will receive is known to be $16.50 per share. Both Hudson's and Trustco's offers provide stock as consideration. As stocks are volatile investments, the actual value that will be received by a Cohoes shareholder in the Hudson and Trustco offers is unknown at this time.

         o PROVIDES CASH FOR INVESTMENT. As Ambanc's offer is cash, Cohoes shareholders can reinvest in any stock they choose.

[^]

AMBANC'S CAPACITY TO PAY FOR THE MERGER

         Ambanc currently has over $200 million in available-for-sale securities, which is more than adequate to pay for the acquisition of Cohoes. As discussed in Section 17 of the Offer to Purchase, the financial resources of Ambanc following the Ambanc-Cohoes Merger will be an important factor in obtaining federal regulatory approval of the Ambanc-Cohoes Merger. Based on certain financial assumptions regarding Ambanc and Cohoes, Ambanc currently believes that, following the Ambanc-Cohoes Merger, it will have sufficient financial resources and regulatory capital to satisfy regulatory requirements. There can be no assurance, however, that such approvals will be received.

CONDITIONS TO THE AMBANC OFFER

         The Ambanc Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn prior to the expiration of the Ambanc Offer a number of shares of Cohoes Common Stock which would represent at least a majority of the total number of outstanding Cohoes Common Stock on a fully diluted basis; (ii) the receipt of all regulatory approvals sought by Ambanc in connection with the transactions contemplated by the Ambanc Offer without the imposition of any material condition unacceptable to Ambanc, the expiration of all required waiting periods, and the compliance by Ambanc with any terms or conditions of such approvals (the "Regulatory Approval Condition"); (iii) [^] the Cohoes Board of Directors (the "Cohoes Board") having approved the Ambanc Offer and having amended the charter of Cohoes Savings Bank to eliminate the provisions thereof prohibiting the direct or indirect ownership of more than 10% of any class of an equity security of Cohoes Savings Bank [^], Ambanc being satisfied, in its sole discretion, that Section 203 of the Delaware General Corporation Law (the "DGCL")(which generally prohibits transactions between a Delaware corporation and a 15% or greater shareholder unless certain conditions, such as the prior approval of the Delaware corporation's board, have been satisfied) and the anti-takeover provisions of Cohoes' Certificate of Incorporation ("Cohoes' Certificate") and the charter of Cohoes Savings Bank are invalid or are not applicable to the transactions contemplated by the Ambanc Offer ("Removal of Impediments Condition"); (iv) since June 30, 1999, there being no material adverse change, or any prospective material adverse change, in the financial condition, business or assets of Cohoes; (v) the termination of the Agreement and Plan of Merger dated April 25, 2000 between Hudson and Cohoes (the "Hudson Merger Agreement");
(vi) the termination of the Stock Option Agreement dated April 25, 2000 between Hudson and Cohoes (the "Hudson Option Agreement") and surrender to Cohoes of the option granted to Hudson thereunder; (vii) the stockholders of Cohoes not approving the Proposed Hudson Merger; and (viii) Satisfactory completion of Due Diligence. Ambanc has reserved the absolute right to waive any of the conditions of the Ambanc Offer other than the Regulatory Approval Condition.

         Absent any payment therefor, there is no financial incentive for Hudson to voluntarily terminate the Hudson Option Agreement. Under the Hudson Option Agreement, Hudson would have the right to acquire 1,574,538 shares of Cohoes Common Stock at an exercise price of $9.8125 per share, subject to certain adjustments. As of August 8, 2000, based on the closing price of Cohoes common stock of $14.00 per share, the Hudson Option had a value of approximately $6.6 million.


         Section 203 of the DGCL generally prohibits transactions between a Delaware corporation, such as Cohoes, and a 15% greater stockholder (an "Interested Stockholder"). This restriction does not apply if: (i) before such person became an Interested Shareholder, the board of directors approved the transaction in which the Interested Shareholder becomes an Interested Shareholder or approved the business combination; or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of Cohoes outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Shareholder.


         The tender of Cohoes shares of common stock pursuant to the Ambanc Offer would reduce the number of shares that might otherwise trade publicly and the number of holders of shares and could adversely affect the liquidity of the Cohoes stock.


         In order to complete its acquisition of Cohoes in the Cohoes-Ambanc Merger following the consummation of the Ambanc Offer, Ambanc would need to be able to vote the shares tendered to it. The Cohoes' Certificate, however, provides that a beneficial owner of more than 10% of the voting stock of Cohoes is prohibited from voting more than 10% of the stock of Cohoes (the "10% Limit"). Removal of this provision would require the approval of 80% of the voting power of all outstanding Cohoes shares. Thus, the completion of the Ambanc Offer could be delayed due to the need to hold a meeting of Cohoes stockholders to approve an amendment to the Cohoes' Certificate removing the 10% Limit. In addition, removal of other impediments to the completion of Ambanc-Cohoes Merger, including Section 203 of the DGCL and certain anti-takeover provisions in the Cohoes' Certificate and the charter of Cohoes Savings Bank, would require the approval of the Cohoes Board. [^]


         There can be no assurance as [^] that the conditions to the Ambanc Offer will be satisfied and, if so, as to the timing of satisfaction of such conditions. While satisfaction of certain of such conditions is within the control of the Cohoes Board, satisfaction of certain other conditions is outside the control of the Cohoes Board. By voting against the Proposed Hudson Merger, stockholders can demonstrate their support for the proposed combination of Cohoes and Ambanc. A vote against the Proposed Hudson Merger moves all Cohoes stockholders closer to being able to benefit from the Ambanc Offer.

         While Ambanc is committed to [^] acquiring Cohoes, until the conditions to the Ambanc Offer are satisfied or waived, Ambanc will not purchase any Cohoes Common Stock pursuant to the Ambanc Offer. Accordingly, a vote [^] against the Proposed Hudson Merger could leave Cohoes stockholders without a viable alternative for an acquisition of Cohoes because [^] even if the Cohoes stockholders reject the Proposed Hudson Merger, [^] Ambanc cannot offer any assurances that all of the other conditions to the Ambanc Offer will be satisfied and that Ambanc will proceed with the completion of the Ambanc Offer.

CERTAIN INFORMATION CONCERNING THE PROPOSED HUDSON MERGER

         The Hudson Merger Agreement provides that Hudson will be the surviving corporation in the merger. Each outstanding share of Cohoes Common Stock, other than those beneficially owned by Cohoes or Hudson, would be converted into 1.185 shares of Hudson common stock. The obligations of Cohoes and Hudson to complete the Proposed Hudson Merger are subject to various conditions, including the following: (i) approval and adoption of the Hudson Merger Agreement by the stockholders of Cohoes and Hudson; and (ii) receipt and effectiveness of all governmental and other approvals, registrations and consents and the expiration of all related waiting periods required to consummate the Proposed Hudson Merger and the issuance of Hudson common stock.

         In connection with the execution of the Hudson Merger Agreement, Cohoes and Hudson also entered into the Hudson Option Agreement pursuant to which Cohoes granted to Hudson an option (the "Hudson Option") to purchase 1,574,538 shares of Cohoes Common Stock (or approximately 19.9% of the issued and outstanding shares of Cohoes Common Stock at the time of grant of the Hudson Option), at an exercise price of $9.8125 per share, subject to certain adjustments.

         Hudson may exercise the Hudson Option if both an "initial triggering event" and a "subsequent triggering event" occur prior to the occurrence of an event that would terminate the Hudson Option. An initial triggering event has occurred under the Hudson Option Agreement by virtue of the Ambanc Offer. A subsequent triggering event under the Hudson Option will have occurred if any person acquires beneficial ownership of 25% or more of the outstanding voting securities of Cohoes or if Cohoes enters into an agreement with respect to or otherwise proposes or recommends any transaction with a third party (other than Hudson) involving a merger or consolidation of, or a sale of all or a substantial part of the assets or deposits of or securities constituting 25% or more of the outstanding voting power of, Cohoes or any of its subsidiaries. Completion of the Ambanc Offer would constitute a subsequent triggering event and would result in the Hudson Option becoming exercisable. It is a condition to the Ambanc Offer, however, that the Hudson Option be terminated.

         The foregoing description of the Hudson Merger Agreement and the Hudson Option Agreement is qualified in its entirety by reference to the full text of the Hudson Merger Agreement and the Hudson Option Agreement, copies of which were included as exhibits to the Hudson Current Report filed on Form 8-K with the Commission on May 5, 2000.

         The purpose of the solicitation made by this Proxy Statement is to enable Cohoes stockholders to decide for themselves whether the proposed Ambanc Offer is superior to the Proposed Hudson Merger and to act in their own best interests.

IMPORTANT

         IF YOU WANT TO HAVE THE OPPORTUNITY TO ACCEPT THE AMBANC OFFER, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY TO VOTE AGAINST THE PROPOSED HUDSON MERGER. BECAUSE THE SPECIAL MEETING IS

SCHEDULED FOR AUGUST 17, 2000, WE URGE YOU TO EXECUTE AND MAIL THE BLUE PROXY CARD AS SOON AS POSSIBLE.

         REJECTION OF THE PROPOSED HUDSON MERGER IS A CRITICAL STEP IN SECURING THE SUCCESS OF THE AMBANC OFFER. YOUR VOTE AGAINST THE PROPOSED HUDSON MERGER DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE AMBANC OFFER.

         EVEN IF YOU HAVE ALREADY SENT A PROXY TO THE COHOES BOARD, OR TO TRUSTCO, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED HUDSON MERGER BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY IN THE ENCLOSED ADDRESSED ENVELOPE. NO POSTAGE IS NECESSARY IF YOUR PROXY IS MAILED IN THE UNITED STATES.

         THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED HUDSON MERGER AND IS NOT A REQUEST FOR THE TENDER OF COHOES COMMON STOCK. THE AMBANC OFFER IS BEING MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934 ON [^] AUGUST 9, 2000. THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL ARE BEING MAILED SEPARATELY TO COHOES STOCKHOLDERS.

BACKGROUND OF THE AMBANC OFFER

         From time to time, Ambanc is involved in due diligence investigations, discussions and negotiations concerning possible business combination transactions with other financial institutions. Ambanc generally seeks to acquire financial institutions that would: (i) complement its overall strategic focus; (ii) provide opportunities for growth in markets where the target financial institution conducts business; and (iii) improve Ambanc's retail banking franchise.

         In August 1998, Ambanc retained Sandler O'Neill & Partner, L.P. to explore strategic options for Ambanc which could result in the sale or merger of Ambanc. As part of this process, Cohoes was contacted to ascertain whether it had any interest in a strategic combination with Ambanc. In the late spring of 1999, Cohoes indicated an interest regarding a possible acquisition of Ambanc. In furtherance of this possible business combination, the parties entered into a confidentiality agreement whereupon Ambanc furnished Cohoes with certain business and other information regarding Ambanc. In June 1999, Cohoes made a nonbinding expression of interest to acquire Ambanc which, after further negotiations with Cohoes, was ultimately rejected by the Ambanc Board of
Directors in July, 1999. Subsequently, in September and October 1999, the Presidents of the two companies informally discussed possible business combinations and the parties recommenced discussions regarding a possible acquisition of Ambanc by Cohoes. In December 1999, Cohoes again made a nonbinding expression of interest to acquire Ambanc. After several weeks of negotiations and due diligence, Cohoes withdrew its proposal in January 2000.

         On April 25, 2000, Cohoes and Hudson announced that they had entered into the Hudson Merger Agreement and the Hudson Option Agreement. Following announcement of the Proposed Hudson Merger, Ambanc reviewed its strategic options in light of the Proposed Hudson Merger.

         On June 15, 2000 Ambanc [^] made an acquisition proposal to the Cohoes Board of Directors [^] in which Ambanc would acquire Cohoes in a merger in which each share of Cohoes' common stock would be exchanged for $14.75 in cash. On June 20, 2000, Cohoes and Hudson River jointly made a nonbinding offer to acquire Ambanc in an all cash acquisition. On June 23, 2000, representatives of Ambanc met with representatives of Cohoes and Hudson River to discuss the joint nonbinding proposal to acquire Ambanc. In addition, on June 23, 2000, Ambanc revised its proposal to Cohoes and offered to [^] purchase each share of Cohoes' common stock [^] for $15.25 in cash. On June 26, 2000, Ambanc rejected the nonbinding proposal from Cohoes and Hudson River. The June 23, 2000, revised proposal of Ambanc to acquire Cohoes was rejected by Cohoes in July 2000.

         On July 27, 2000, Ambanc announced its intention to commence a tender offer to purchase each outstanding share of Cohoes Common Stock for a cash equal to $16.50.

REASONS TO VOTE AGAINST THE PROPOSED HUDSON MERGER

         Ambanc urges you to vote your shares of Cohoes Common Stock AGAINST the Proposed Hudson Merger for the following reasons.

         o A VOTE AGAINST THE PROPOSED HUDSON MERGER GIVES YOU THE OPPORTUNITY TO RECEIVE A [^] PREMIUM FOR YOUR SHARES IN THE AMBANC OFFER.


         The Ambanc Offer, if consummated, would provide you $16.50 in cash per share of Cohoes Common Stock. In the Proposed Hudson Merger, you will receive shares of Hudson common stock which have an implied value of $14.07 based on the exchange ratio in the Proposed Hudson Merger and the closing price of Hudson Common Stock on July 26, 2000. As of July 26, 2000, the Ambanc Offer represented a pre-tax premium of more than 17% over the implied value of the Proposed Hudson Merger. Because the number of shares of Hudson Common Stock that you would receive in the Proposed Hudson Merger is fixed, the implied value of the Proposed Hudson Merger will fluctuate based on changes in the market prices of the Hudson Common Stock. However, the value of the Ambanc Offer will remain fixed at $16.50 in cash per share of Cohoes Common Stock. Because the Ambanc Offer is all cash, as opposed to a tax-free exchange of shares, the Ambanc Offer will be fully taxable to Cohoes shareholders at applicable tax rates.

         o A VOTE AGAINST THE PROPOSED HUDSON MERGER SENDS A STRONG MESSAGE TO THE COHOES BOARD THAT YOU WANT TO PRESERVE YOUR OPPORTUNITY TO ACCEPT THE AMBANC OFFER.

         By  voting  against  the  Proposed  Hudson  Merger,   stockholders  can
demonstrate their support for the proposed acquisition of Cohoes by Ambanc. A vote against the Proposed Hudson Merger moves Cohoes stockholders closer to being able to benefit from the Ambanc Offer.

         A vote against the Proposed Hudson Merger will not obligate you to tender your shares of Cohoes Common Stock pursuant to the Ambanc Offer. However, it will give you an opportunity to decide for yourself whether the Ambanc Offer is in your best interest. On the other hand, if the Cohoes stockholders approve the Proposed Hudson Merger, it is likely that the Proposed Hudson Merger will be consummated.

         o A VOTE AGAINST THE PROPOSED HUDSON MERGER WILL SATISFY ONE OF THE CONDITIONS TO THE AMBANC OFFER.

         One condition of the Ambanc Offer is that the Cohoes stockholders do not approve the Proposed Hudson Merger. Ambanc will not purchase any shares of Cohoes Common Stock in the Ambanc Offer unless this condition is satisfied. Thus, a vote against the Proposed Hudson Merger moves all Cohoes stockholders closer to being able to receive the cash consideration offered in the Ambanc Offer. For a description of certain other conditions to the Ambanc Offer, see "Conditions to the Ambanc Offer."

         While Ambanc is committed to [^] acquiring Cohoes, until the conditions to the Ambanc Offer are satisfied or waived, Ambanc will not purchase any [^] Cohoes Common Stock pursuant to the Ambanc Offer. Accordingly, a vote [^] against the Proposed Hudson Merger could leave Cohoes stockholders without a viable alternative [^] for an acquisition of Cohoes because even if the Cohoes stockholders reject the Proposed Hudson Merger [^], Ambanc cannot offer any assurances that all of the other conditions to the Ambanc Offer will be satisfied and that Ambanc will proceed with the completion of the Ambanc Offer.

OBSTACLES TO THE AMBANC OFFER CREATED BY THE COHOES BOARD OF DIRECTORS

         You should be aware that the Cohoes Board has taken several actions in connection with the Proposed Hudson Merger which create barriers against any competing proposals (including the Ambanc Offer) and thus hinder your ability to receive greater value for your Cohoes Common Stock.

         [^] In the Hudson Merger Agreement, Cohoes has agreed that from April 25, 2000 until the closing of the Proposed Hudson Merger or the termination of the Hudson Merger Agreement, Cohoes may not enter into any discussions with or furnish any confidential information to any person making an offer to merge with or acquire Cohoes unless the Cohoes Board has determined that the failure to do the same would result in a breach of the fiduciary duty of the Cohoes Board under applicable law. Notwithstanding the proceeding, the Cohoes Board cannot, without violating the Hudson merger agreement, terminate that Agreement and enter into an agreement with another party even if, after such discussions, the other party makes an offer superior to that of the Proposed Hudson Merger.


         [^] Under the terms of the Hudson Merger Agreement, the Cohoes Board has obligated itself to recommend the Proposed Hudson Merger to Cohoes stockholders under any and all circumstances, even if a third party makes a superior proposal to merge with or acquire Cohoes.


         YOU CAN TAKE IMMEDIATE STEPS TO HELP OBTAIN [^] A BETTER VALUE FOR YOUR SHARES

         (1) Return your BLUE proxy and vote AGAINST the Proposed Hudson Merger; and

         (2)      Make your views known to the Cohoes Board.

BY TAKING THESE STEPS, YOU WILL GIVE THE COHOES BOARD A CLEAR MESSAGE THAT THEY SHOULD TAKE ALL NECESSARY ACTIONS TO REMOVE ALL OBSTACLES TO THE AMBANC OFFER, WHICH PROVIDES YOU THE OPPORTUNITY TO RECEIVE A [^] HIGHER PREMIUM FOR YOUR COHOES SHARES.

         We believe that a vote against the Proposed Hudson Merger will better enable Cohoes stockholders to consider the Ambanc Offer, and is essential to secure the success of the Ambanc Offer.

VOTING INFORMATION

         According to information contained in the proxy statement/prospectus filed by Hudson and Cohoes with the SEC with respect to the Proposed Hudson Merger, as of June 22, 2000, there were 7,912,255 shares of Cohoes Common Stock outstanding. Approval of the Proposed Hudson Merger requires the affirmative vote of holders of a majority of all outstanding shares of Cohoes Common Stock. Cohoes stockholders are entitled to one vote for each share of Cohoes Common Stock held as of June 22, 2000. Broker non-votes and abstentions will have the same effect as votes against the Proposed Hudson Merger.

         The accompanying BLUE proxy will be voted in accordance with the stockholder's instructions on such BLUE proxy. Stockholders may vote against the Proposed Hudson Merger by marking the proper box on the BLUE proxy. If no instructions are given, the BLUE proxy will be voted AGAINST the Proposed Hudson Merger.

         Whether or not you plan to attend the Special Meeting, we urge you to vote AGAINST the Proposed Hudson Merger on the enclosed BLUE proxy and immediately mail it in the enclosed envelope. You may do this even if you have already sent in a different proxy solicited by the Cohoes Board. IT IS YOUR LATEST DATED PROXY THAT COUNTS. Execution and delivery of a proxy by a record holder of shares of Cohoes Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

         You may revoke your proxy at any time prior to its exercise by attending the Special Meeting and voting in person, by submitting a duly executed later dated proxy or by submitting a written notice of revocation. Unless revoked in the manner set forth above, duly executed proxies in the form enclosed will be voted at the Special Meeting on the Proposed Hudson Merger in accordance with your instructions. In the absence of such instructions, such proxies will be voted AGAINST the Proposed Hudson Merger.

         AMBANC STRONGLY RECOMMENDS A VOTE AGAINST THE PROPOSED HUDSON MERGER.

         YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN THE BLUE PROXY TODAY. IF YOU ALREADY HAVE SENT A PROXY TO THE COHOES BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE PROPOSED HUDSON MERGER BY SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY.

         If you have any questions about the voting of your shares, please call:

                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005
                               1-800-[^] 487-4870


SOLICITATION OF PROXIES

         Proxies will be solicited by mail, telephone, telecopy, telegraph, the Internet, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of Ambanc and the other participants listed on Schedule II hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

         Ambanc has retained D.F. King & Co., Inc.("King") for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which King is to receive a fee of $10,000 in connection with the solicitation of proxies for the Special Meeting. Ambanc has also agreed to reimburse D.F. King & Co., Inc. for out-of-pocket expenses and to indemnify D.F. King & Co., Inc. against certain liabilities and expenses, including reasonable legal fees and related charges, in connection with its solicitation activities. D.F. King & Co., Inc. will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. In addition, Ambanc has retained D.F. King & Co., Inc. to act as information agent in connection with the Ambanc Offer. Ambanc has agreed that it will pay a fee of $10,000 to D.F. King & Co., Inc. for services as information agent, reimburse D.F. King & Co., Inc. for out-of-pocket expenses and to indemnify D.F. King & Co., Inc. against certain liabilities and expenses, including reasonable legal fees and related charges, in connection with its engagement as information agent.

         Directors, officers and certain employees of Ambanc may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Meeting by or on behalf of Ambanc is being borne by Ambanc.

CERTAIN INFORMATION ABOUT AMBANC

         Ambanc was formed as a Delaware corporation in June 1995 to act as the holding company for Mohawk Community Bank (formerly known as Amsterdam Savings Bank, FSB) (the "Bank") upon the completion of the Bank's conversion from mutual to stock form on December 26, 1995. Ambanc's Common Stock trades on the Nasdaq National Market under the symbol "AHCI". Ambanc's principal executive office is located at 11 Division Street, Amsterdam, New York, 12010-4303, and its telephone number is (518) 842-7200.

         At December 31, 1999, Ambanc had $740.7 million of assets and shareholders' equity of $75.6 million or 10.2% of total assets.

         The Bank, organized in 1886, is a federally chartered savings bank headquartered in Amsterdam, New York. The principal business of the Bank consists of attracting retail deposits from the general public and using those funds, together with borrowings and other funds, to originate primarily one- to four-family residential mortgage loans, home equity loans and consumer loans, and to a lesser extent, commercial and multi-family real estate, and commercial business loans in the Bank's primary market area. The Bank also invests in mortgage-backed securities, U.S. Government and agency obligations and other permissible investments. Revenues are derived primarily from interest on loans, mortgage-backed and related securities and investments. The Bank offers a variety of deposit accounts having a wide range of interest rates and terms. The Bank is a member of the Bank Insurance Fund (the"BIF"), which is administered by the Federal Deposit Insurance Corporation (the"FDIC"). Its deposits are insured up to applicable limits by the FDIC. The Bank primarily solicits deposits in its primary market area.

         Ambanc's Offer to Purchase, and the related letter of transmittal, has been filed with the Commission under the Securities Exchange Act of 1934 ("Exchange Act"), as amended. Ambanc is subject to the informational filing requirements of the Exchange Act, and, in accordance therewith, is obligated to file reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning Ambanc's directors and officers, their remuneration, options granted to them, the principal holders of Ambanc's securities and any material interests of such persons in transactions with Ambanc is required to be disclosed in proxy statements distributed to Ambanc's stockholders and filed with the Commission. The Offer to Purchase and such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661 (call 1-800-SEC-0330 for hours). Copies of such information should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-6009. The Commission also maintains an Internet website at http://www.sec.gov that contains the Offer to Purchase and the reports, proxy statements and other information filed electronically by Ambanc.

FORWARD-LOOKING STATEMENTS

         This Proxy Statement contains certain forward-looking statements concerning the financial condition and business of Ambanc following the consummation of its proposed acquisition of Cohoes, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of Ambanc's management following such proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:(i) competitive pressure among financial services companies may increase significantly; (ii) adverse changes in the interest rate environment may reduce interest margins or adversely affect asset values of the company; (iii) general economic conditions, whether nationally or in the market areas in which Ambanc and Cohoes conduct business, may be less favorable than expected;
(iv)legislation or regulatory changes may adversely affect the businesses in which Ambanc and Cohoes are engaged; or (v) adverse changes may occur in the securities markets.

OTHER INFORMATION

         The information concerning Cohoes, Hudson and the Proposed Hudson Merger contained herein has been taken from or based upon, and is qualified in its entirety by, publicly available documents on file with the Commission and other publicly available information. Ambanc does not take any responsibility for the accuracy or completeness of such information or for any failure by Cohoes to disclose events that may have occurred and may affect the significance or accuracy of any such information.

[^]

         Ambanc is not aware of any other matter to be considered at the Special Meeting. However, if any other matter properly comes before the Special Meeting, Ambanc will vote all proxies held by it as Ambanc, in its sole discretion, may determine.

                          Ambanc Holding Company, Inc.

                           Dated: August______ , 2000

         If you have any questions or need assistance in voting your shares, please call:

                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005
                               1-800-[^] 487-4870

                                   SCHEDULE I

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND
                              MANAGEMENT OF COHOES

         According to information contained in the proxy statement/prospectus filed by Hudson and Cohoes with the SEC with respect to the Proposed Hudson Merger, as of June 22, 2000, there were 7,912,255 shares of Cohoes Common Stock outstanding. Pursuant to the Hudson Option Agreement, Cohoes granted Hudson an option to purchase up to 1,574,538 shares of Cohoes Common Stock. The information concerning Cohoes and the Proposed Hudson Merger contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Ambanc does not take any responsibility for the accuracy or completeness of such information or for any failure by Cohoes to disclose events that may have occurred and may affect the significance or accuracy of any such information.

         The following table sets forth, as of June 22, 2000, information, which was derived from the Cohoes Proxy Statement, regarding ownership of Cohoes common stock by certain beneficial owners and by directors and executive officers of Cohoes, individually and as a group.

                                                           Shares Beneficially Owned           Percent of Total Shares
Beneficial Owner                                          at June 22, 2000 (1)(2)(3)                 Outstanding
----------------                                          --------------------------                ------------
Cohoes Bancorp, Inc. Employee Stock
Ownership Plan
 75 Remsen Street
 Cohoes, New York 12047                                           762,818(5)                             9.6%

Directors:
     Harry L. Robinson                                            214,353(6)                             2.7%
     Arthur E. Bowen                                               36,603(7)                              *
     Peter G. Casabonne                                            21,603                                 *
     Michael L. Crotty                                             22,978                                 *
     Chester C. DeLaMater                                          41,603(8)                              *
     Frederick G. Field, Jr.                                       22,878(9)                              *
     Duncan S. MacAffer                                           28,442(10)                              *
     J. Timothy O'Hearn                                           38,756(11)                              *
     R. Douglas Paton                                             32,624(12)                              *
     Walter H. Speidel                                            37,103(13)                              *
     Donald A. Wilson                                             24,803(14)                              *
Executive officers:
     Richard A. Ahl                                               128,053(15)                            1.6%
     Albert J. Picchi                                             49,945(16)                              *
Directors and executive officers of Cohoes
   and executive officers of Cohoes Savings
   Bank, as a group (13 persons)                                  699,744(17)                            8.7%


(1) Amount includes shares held directly, as well as shares allocated to such individuals under the Cohoes Bancorp, Inc. Employee Stock Ownership Plan (the "Cohoes ESOP"), and other shares with respect to which a person may be deemed to have sole voting and/or investment power.

(2) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Cohoes common stock which may be acquired within 60 days of the date shown pursuant to the exercise of outstanding stock options. Shares of Cohoes common stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by such person or group but not deemed outstanding for the purpose of computing the percentage of Cohoes common stock owned by any other person or group. The amounts set forth in the table include shares which may be received upon the exercise of stock options pursuant to Cohoes' 1999 Stock Option and Incentive Plan within 60 days of the date shown as follows: for Mr. Robinson, 45,000 shares; for Mr. Ahl, 22,500 shares; for Mr. Picchi, 11,250 shares; for each of the 10 non-employee directors, 5,201 shares; and for all directors and executive officers as a group, 130,760 shares.

(3) Includes unvested restricted shares granted pursuant to Cohoes' 1999 Recognition and Retention Plan as follows: for Mr. Robinson, 90,000 shares; for Mr. Ahl, 45,000 shares; for Mr. Picchi, 22,500 shares; for each of the 10 non-employee directors, 10,402 shares; and for all directors and executive officers as a group, 261,520 shares. These shares will be voted by Cohoes' board since they were subject to restriction as of June 22, 2000.

(4) Based upon 7,912,255 shares outstanding on June 22, 2000. An asterisk ("*") means that the percentage is less than 1%.

(5) Includes 71,538 shares allocated to ESOP participants, and the participants are entitled to direct the voting of these allocated shares. First Bankers Trust Company, the trustee of the ESOP, may be deemed to own beneficially the unallocated shares held by the ESOP. Unallocated shares will be voted in the same proportion as allocated shares voted by participants, subject to the requirements of applicable law and the fiduciary duties of the trustee. The ESOP administrators are entitled to direct the voting of the allocated shares for which timely voting instructions are not received from the participants.

(6) Includes 21,000 shares owned by Mr. Robinson through Cohoes Savings Bank's 401(k) Plan; 51,500 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Robinson is the beneficiary; and 2,553 shares allocated to Mr. Robinson in the Cohoes ESOP.

(7) Includes 8,500 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Bowen is the beneficiary and 1,000 shares owned by a testamentary trust of which Mr. Bowen's wife is trustee.

(8)      Includes 1,000 shares owned by Mr. DeLaMater's spouse.

(9)      Includes 3,277 shares owned by Mr. Field's spouse.

(10) Includes 2,627 shares owned by an intervivos trust of which Mr. MacAffer is trustee.

(11)     Includes 1,700 shares owned directly by Mr. O'Hearn's children.

(12) Includes 7,935 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Paton is the beneficiary.

(13)     Includes 500 shares owned directly by Mr. Speidel's son.

(14) Includes 1,100 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Wilson is the beneficiary.

(15) Includes 4,000 shares owned by Mr. Ahl through Cohoes Savings Bank's 401(k) Plan; 9,000 shares owned by the Cohoes Savings Bank Rabbi Trust of which Mr. Ahl is the beneficiary; 25,000 shares owned by Mr. Ahl's spouse; and 2,553 shares allocated to Mr. Ahl in the Cohoes ESOP.

(16) Includes 4,648 shares owned through Cohoes Savings Bank's 401(k) Plan; and 2,121 shares allocated to Mr. Picchi in the Cohoes ESOP.

(17) This total includes shares beneficially owned by all directors and executive officers listed in the table. All RRP shares, whether or not vested, are included.

                                   SCHEDULE II

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF AMBANC AND OTHER PERSONS WHO MAY SOLICIT PROXIES

         The following table sets forth the name and title of persons who may be deemed to be participants on behalf of Ambanc in the solicitation of proxies from the stockholders of Cohoes.

EXECUTIVE OFFICERS OF AMBANC

Name                       Title
----                       -----

John M. Lisicki            President and Chief Executive Officer

Benjamin Ziskin            Senior Vice President

James J. Alescio           Senior Vice President, Chief Financial Officer
                           and the Treasurer of the Company and the Bank

Thomas Nachod              Senior Vice President of the Company and the
                           Bank

Robert Kelly               Vice President, Secretary and General Counsel to
                           the Company


DIRECTORS OF AMBANC

The Board of Directors of Ambanc is composed of the following individuals:

John J. Daly
Marvin R. LeRoy, Jr.
Lawrence B. Seidman
Ronald S. Tecler
James J. Bettini, Sr.
Seymour Holtzmann
Allan R. Lyons
Charles E. Wright
William L. Petrosino
Lauren T. Barnett
Daniel J. Greco
John M. Lisicki
Charles S. Pedersen
John A. Tesiero, Jr.

         As of the date of this Proxy Statement, Ambanc beneficially owned 304,650 shares of Cohoes Common Stock; Director Allan R. Lyons beneficially owned 7,600 shares of Cohoes common stock; Director William L. Petrosino beneficially owned [^] 4,000 shares of Cohoes common stock; and Senior Vice President Thomas Nachod beneficially owned 1,000 shares of Cohoes common stock. Other than as set forth

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herein,  as of the date of this Proxy  Statement,  neither Ambanc nor any of the other participants listed in this Schedule II has any interest, direct or indirect, by security holdings or otherwise, in Cohoes.

IMPORTANT

         If your shares are held in your own name, please sign, date and return the enclosed BLUE proxy card today. If your shares are held in "Street-Name," only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed BLUE proxy card to your broker or bank and contact the person responsible for your account to ensure that a BLUE proxy is voted on your behalf.

         Do not sign any white proxy card you may receive from Cohoes.

         If you have any questions or need assistance in voting your shares, please call:


                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005
                               1-800-487-4870 [^]






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



         THIS PROXY IS SOLICITED ON BEHALF OF AMBANC HOLDING COMPANY, INC., IN OPPOSITION TO THE SOLICITATION BY THE COHOES BANCORP, INC. BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF STOCKHOLDERS OF COHOES BANCORP, INC. TO BE HELD ON AUGUST 17, 2000.

         The undersigned stockholder of Cohoes Bancorp, Inc. ("Cohoes") hereby appoints John M. Liscki and Robert Kelly and each or any of them, attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of common stock of Cohoes which the undersigned is entitled to vote at the Special Meeting of Stockholders of Cohoes to be held on August 17, 2000, at the Century House, 997 New Loudon Road, Latham, New York at 3:00 p.m. local time, and at any adjournments, postponements, continuations or reschedulings thereof (the "Special Meeting"), with all the powers the undersigned would possess if personally present at the Special Meeting.

AMBANC RECOMMENDS THAT YOU VOTE AGAINST PROPOSAL 1 BELOW.

         1. Adoption of the Agreement and Plan of Merger, dated as of April 25, 2000, between Hudson River Bancorp, Inc. and Cohoes Bancorp, Inc.

                  FOR     [ ]      AGAINST           [ ]      ABSTAIN       [ ]

         2. In their discretion, upon such other matters as may properly come before the Special Meeting.

[X] PLEASE MARK YOUR VOTE AS THIS EXAMPLE.
(CONTINUED AND TO BE  SIGNED ON REVERSE SIDE.)



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         This proxy when properly  executed will be voted in the manner directed herein by the undersigned stockholder and at the discretion of the proxy holders as to any other business that may properly come before the special meeting. If you do not indicate how you want to vote, your proxy will be counted as a vote AGAINST adoption of the Agreement and Plan of Merger with Hudson River Bancorp, Inc.

         PLEASE COMPLETE, EXECUTE AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED, POSTAGE-PREPAID, BUSINESS REPLY ENVELOPE. THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO THE MATTERS COVERED HEREBY.

DATED


                                            ------------------------------------
                                            [^] SIGNATURE(S)





                                            ------------------------------------
                                            SIGNATURES, IF HELD JOINTLY

         Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in the partnership name by authorized person(s).

         If you need assistance in voting your shares, please call Ambanc's proxy solicitor, D.F. KING & CO., INC. at 1-800-[^] 487-4870.








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